UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

No Act

DIVISION OF
CORPORATION FINANCE

04007265

January 28, 2004

Claudia S. Toussaint
Vice President and Corporate Secretary
Law – Corporate Governance
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-28-2004

Re: Sprint Corporation
Incoming letter dated December 23, 2003

Dear Ms. Toussaint:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Sprint by The International Brotherhood of Electrical Workers Telephone Coordinating Council TCC-3. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Roland Brumbley
Chairman
The International Brotherhood of Electrical Workers
Telephone Coordinating Council TCC-3
c/o Local Union #396, I.B.E.W.
3520 Boulder Highway
Las Vegas, NV 89121

Sprint

Claudia S. Toussaint
Vice President and Corporate Secretary

Law - Corporate Governance
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251
Voice 913 794 1513
Fax 913 523 9825
claudia.toussaint@mail.sprint.com

December 23, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8(i)(7)

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Sprint Corporation (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders (the "2004 Proxy Statement") a proposal (the "Proposal") submitted by The International Brotherhood of Electrical Workers Telephone Coordinating Council TCC-3 (the "Proponent") by a letter received on November 18, 2003.

We are enclosing six copies of this letter, the Proposal and supporting statement. In general, the Proposal calls for the Company's Board of Directors to prepare a report on the potential impact on the Company's recruitment and retention of employees due to the Company's changes to retiree health care and life insurance coverage.

It is our belief that the Proposal may properly be omitted from the 2004 Proxy Statement under Rule 14a-8(i)(7). Accordingly, we wish to inform the staff (the "Staff") of the Division of Corporation Finance (and by a copy of this letter the Proponent) of this intended omission and to explain the reasons for our position.

The Proposal. The content of the report that the Proponent requests clearly would involve matters of ordinary business. The Proposal states as follows:

> RESOLVED: that the shareholders of Sprint Corp. ("the Company") request that the Company prepare a report, at a reasonable cost and omitting any proprietary or confidential information, to be included in the 2005 Annual Report that examines the impact on the Company's recruitment and retention of employees due to the Company's changes to retiree health care and life insurance coverage.

Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it "deals with matters relating to the conduct of ordinary business operations" of the company. The rule is intended to exclude proposals that "involve business matters that are mundane in nature and do not involve any significant policy or other considerations."[1]

The Commission reiterated this position in 1998.[2] The Commission noted that the underlying reason for this standard is twofold. First, certain tasks are so fundamental to management's ability to run a company that they could not be subject to direct shareholder oversight. Second, certain proposals seek to "micro-manage" a company by probing too deeply into matters of a complex nature that shareholders are not in a position to make.

Finally, the Commission has determined that proposals requesting reports or studies are subject to the same ordinary business standard if the subject of the requested report or study covers a matter related to ordinary business operations.[3]

The Staff has taken the position that when part of the proposal relates to ordinary business operations, the proposal is excludable in its entirety under Rule 14a-8(i)(7).[4] The Staff has also taken the position that companies may exclude proposals that relate to general employee compensation rather than relating only to the compensation of senior executive officers and directors.[5] The Proposal does not apply only to executive benefits. It applies to broad-based retiree welfare benefits.

Factors considered by the Company in the design and administration of its employee benefit plans, as well as the form and amount of benefits to be accrued and payable thereunder, are all activities that are part of the ordinary business operations of the Company. The Commission has long recognized that proposals concerning pension, health and other benefits for a corporation's employee population relate to the ordinary business operations of a corporation, and the Staff has consistently concurred in the omission—both under Rule 14a-8(i)(7), and its predecessor, Rule 14a-8(c)(7)—of proposals regarding employee retirement, health, medical and other welfare benefits. The Staff has regularly concluded that the determination of the type, amounts and eligibility for benefits available to employees, retirees and their families under

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1 Release No. 34-12999 (November 22, 1976).

2 Release No. 34-40018 (May 21, 1998).

3 *See* Release No. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7) [the predecessor to the current Rule 14a-80(i)(7)].").

4 *See, e.g. The Warnaco Group, Inc.* (March 12, 1999).

5 *See* Staff Legal Bulletin No. 14A (July 12, 2002), text associated with fn. 2 and 4.

registrants' employee benefit programs are properly excluded as part of their ordinary business operations.[6]

For many years, the Company has provided retirement, health and other plan benefits to its employees and retirees, and such benefits have been modified and supplemented many times over the years to meet the changing needs of the Company as well as its employees and retirees, all in the ordinary course of the Company's business. Last year, the Company implemented certain changes to its retiree benefit plans. These employee benefit plan design decisions were made by the Company, in close consultation with appropriate legal and employee plan benefit advisors, in the ordinary course of the Company's business operations, and all benefit plan changes were properly and lawfully effected in accordance with the terms of such plans.

Section 17-6301(a) of the Kansas General Corporation Law provides in pertinent part: "The business and affairs of every corporation shall be managed by or under the direction of a board of directors . . . ." Thus, Kansas law recognizes the Board's ongoing role in managing and directing the Company's business, including the Company's compensation of employees. The Proposal is directed at the Company's compensation of employees, a day-to-day business operation. The nature of the subject matter of the Proposal does not raise policy issues so significant that it would be appropriate for a stockholder vote.[7] Nor does the Proposal assert that the Company's benefits policies raise any significant policy issue.

For these reasons, we believe that the Company may omit the Proposal under Rule 14a-8(i)(7). We, therefore, hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2004 Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 794-1513, or our outside counsel, John A. Granda of Stinson Morrison Hecker LLP, at (816) 691-2600.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

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[6] *See Adobe Systems* (February 1, 2002) (proposal requesting that Adobe's Board of Directors "submit all equity compensation plans (other than those that would not result in material potential dilution) to shareholders for approval"); *see also Cadence Design Systems* (March 20, 2002); *AutoDesk, Inc.* (April 1, 2002); *Synopsys, Inc.* (April 1, 2002). *AT&T Corp.* (February 9, 2000) (proposal to offer stock options to all employees); *Bell Atlantic Corporation* (October 18, 1999) (proposal to increase retirement benefits for retired management employees); *Burlington Industries. Inc.* (October 18, 1999) (proposal to adopt new retiree health insurance plan offering HMO's and covering retirees that were forced out and to reinstate dental benefits for certain retirees); *Lucent Technologies. Inc.* (October 4, 1999) (proposal to increase "vested pension" benefits); and *International Business Machines Corporation* (January 15, 1999) (proposal seeking to change scope of Company's medical benefits plan coverage provisions).

[7] *See, e.g., International Business Machines Corporation* (March 2, 2000).

registrants' employee benefit programs are properly excluded as part of their ordinary business operations.[6]

For many years, the Company has provided retirement, health and other plan benefits to its employees and retirees, and such benefits have been modified and supplemented many times over the years to meet the changing needs of the Company as well as its employees and retirees, all in the ordinary course of the Company's business. Last year, the Company implemented certain changes to its retiree benefit plans. These employee benefit plan design decisions were made by the Company, in close consultation with appropriate legal and employee plan benefit advisors, in the ordinary course of the Company's business operations, and all benefit plan changes were properly and lawfully effected in accordance with the terms of such plans.

Section 17-6301(a) of the Kansas General Corporation Law provides in pertinent part: "The business and affairs of every corporation shall be managed by or under the direction of a board of directors . . . ." Thus, Kansas law recognizes the Board's ongoing role in managing and directing the Company's business, including the Company's compensation of employees. The Proposal is directed at the Company's compensation of employees, a day-to-day business operation. The nature of the subject matter of the Proposal does not raise policy issues so significant that it would be appropriate for a stockholder vote.[7] Nor does the Proposal assert that the Company's benefits policies raise any significant policy issue.

For these reasons, we believe that the Company may omit the Proposal under Rule 14a-8(i)(7). We, therefore, hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2004 Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 794-1513, or our outside counsel, John A. Granda of Stinson Morrison Hecker LLP, at (816) 691-2600.

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[6] *See Adobe Systems* (February 1, 2002) (proposal requesting that Adobe's Board of Directors "submit all equity compensation plans (other than those that would not result in material potential dilution) to shareholders for approval"); *see also Cadence Design Systems* (March 20, 2002); *AutoDesk, Inc.* (April 1, 2002); *Synopsys, Inc.* (April 1, 2002). *AT&T Corp.* (February 9, 2000) (proposal to offer stock options to all employees); *Bell Atlantic Corporation* (October 18, 1999) (proposal to increase retirement benefits for retired management employees); *Burlington Industries. Inc.* (October 18, 1999) (proposal to adopt new retiree health insurance plan offering HMO's and covering retirees that were forced out and to reinstate dental benefits for certain retirees); *Lucent Technologies. Inc.* (October 4, 1999) (proposal to increase "vested pension" benefits); and *International Business Machines Corporation* (January 15, 1999) (proposal seeking to change scope of Company's medical benefits plan coverage provisions).

[7] *See, e.g., International Business Machines Corporation* (March 2, 2000).

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Claudia Toussaint

Enclosures

cc: Roland Brumbley, Chairman
The International Brotherhood of Electrical Workers
Telephone Coordinating Council TCC-3
c/o Local Union #396, I.B.E.W.
3520 Boulder Highway
Las Vegas, Nevada 89121
Via facsimile at 702-457-7441 and 850-997-1904

RESOLVED: that the shareholders of Sprint Corp. ("the Company") request that the Company prepare a report, at a reasonable cost and omitting any proprietary or confidential information, to be included in the 2005 Annual Report that examines the impact on the Company's recruitment and retention of employees due to the Company's changes to retiree health care and life insurance coverage.

SUPPORTING STATEMENT

In our opinion, rising health care costs is one of the most critical social policy issues confronting U.S. employers and employees. According to an article entitled "Get Used To The Pain," in the October 20, 2003 online edition of *Business Week*:

--average health insurance costs for employers are expected to rise 16% in 2003, 12% in 2004, and double digit increases are likely to continue for much of the rest of the decade;

--the average premium workers pay for family coverage has jumped nearly 50% over three years, to $201 a month;

--the number of uninsured Americans reached a record 43.6 million in 2002, up 2.4 million in just one year.

Formerly, the Company provided health care coverage for its retirees on a sliding cost scale, based upon years of service to Sprint. In 2002, the Company stopped such coverage, forcing its retirees to purchase their own health care coverage through a share account that the Company funds at the rate of $1300 per year of service, *after age 50.* The share account rate of $1,300.00 per year of service never changes and we are concerned that it may well be depleted by the expected continued increase in health insurance costs. We believe this would be especially true if an employee takes an early retirement, thus reducing the number of years the $1300 is contributed to their share account.

The Company has also phased out basic and optional retiree life insurance coverage. We are concerned that this will force retirees, who may have never purchased a private policy, having to purchase life insurance just when they can ill afford added expenses.

Paul Fronstin, a health care expert at the non-profit Employee Benefit Research Institute in Washington, D.C., was quoted in an article entitled "Health Care Is Making Labor Sick," in the November 12, 2003 on line edition of *Business Week* as noting: "You can expect a continued decline in coverage—at least as long as employers think it won't harm recruitment and retention."

We submit that the recruitment and retention of employees is a key to the future success of the Company and we are concerned that the Company's changes to retiree health care and life insurance coverage will have a negative impact on such recruitment and retention.

Therefore, we respectfully request that the Company prepare the report described in this resolution and we urge that our fellow shareholders vote for it.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Corporation
Incoming letter dated December 23, 2003

The proposal requests Sprint's board of directors to prepare a report on the potential impact on the recruitment and retention of Sprint employees due to changes to retiree health care and life insurance coverage by Sprint.

There appears to be some basis for your view that Sprint may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Sprint omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor